

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2013

Via Facsimile
Mr. Christopher J. Miner
Senior Vice President and General Counsel
Mobile Mini, Inc.
7420 South Kyrene Road, Suite 101
Tempe, AZ 85283

> **Re:** **Mobile Mini, Inc.**
> **Form 8-K**
> **Filed May 17, 2013**
> **File No. 1-12804**

Dear Mr. Miner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your disclosure in the last paragraph indicating, "During the years ended December 31, 2012 and 2011 and the subsequent interim period through May 15, 2013…" Please revise this disclosure to encompass the subsequent interim period prior to engaging the new accountant. In this regard, we note the preceding paragraph which indicates that you engaged the new accountant on May 17, 2013. Please refer to Item 304(a)(2) of Regulation S-K.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3732 with any questions.

Sincerely,

/s/ Mindy Hooker

Mindy Hooker
Accountant